FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 12, 2007

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES IT CLOSED INITIAL PUBLIC OFFERING OF ORDINARY SHARES

NETANYA, ISRAEL, February 11, 2007 – Cellcom Israel Limited (NYSE: CEL) announced that its initial public offering of 20,000,000 ordinary shares, all of which were sold by certain selling shareholders, had closed on Friday, February 9, 2007. The Company did not receive any proceeds from the sale.

Goldman, Sachs & Co., Citigroup and Deutsche Bank Securities acted as joint book-running managers , Merrill Lynch & Co. acted as joint lead manager and Jefferies & Company, William Blair & Company acted as co-managers for the offering.

A copy of the prospectus relating to the offering may be obtained from:

Goldman, Sachs & Co., Attention: Prospectus Dept., 85 Broad St., New York, NY 10004
Citigroup Corporate and Investment Banking, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220
Deutsche Bank Securities, Attention: Equity Capital Markets, 60 Wall Street, 4th Floor, New York, NY 10005

A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer or sale will be made only by means of the written prospectus forming part of the effective registration statement.

About Cellcom Israel Limited:

Cellcom is the leading Israeli cellular company; Cellcom entered the market in 1994 and today provides services to more than 2.8 million subscribers representing approximately 34% market share. Cellcom offers its subscribers a broad range of value added services including video streaming services, JAVA games, Multi Media Messages, content and multimedia services and more. In addition, Cellcom offers a wide range of cellular telephony services to both the private and business sectors including virtual private network (VPN), global roaming, voice-activated dialing and conference calling.

Cellcom operates UMTS/HSDPA, GSM/GPRS/EDGE and TDMA networks.

Cellcom also offers landline transmission and data services to business customers and telecommunications operators and, since July 2006, offers landline telephony services to selected businesses.

Contact:
Mr. Tal Raz
Chief Financial Officer
Tel: 972-52-9989750
Fax: 972-52-9989700
E-mail: talraz@cellcom.co.il

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	February 12, 2007	By:	/s/ Liat Menahemi Stadler

			Name:	Liat Menahemi Stadler
			Title:	General Counsel